Exhibit 99.2 Form 6k -LVH MD&A August 29, 2007

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis

Interim (unaudited) Consolidated Financial Statements for the

Six month period ended

June 30, 2007

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company” or “LVFH”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the six month periods ended June 30, 2007 and 2006, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at August 29, 2007.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games.

The Company is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Results of Operations

For the six months ended June 30, 2007 and June 30, 2006

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

The principal business of the Company and its former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for on-line multi-player interactive card games.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action Poker Gaming Inc. (“Action”), will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of June 30, 2007, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com. This was included in the sale of the Action Poker Network.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

The Company incorporated MT Ventures Inc., (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of developing and marketing the Company’s on-line multi-player interactive games software.  The sale of the APGN will now allow the Company to streamline its operations and focus on building upon its promising Asian Multiplayer Software Platform (“AMSP”) which now has two licensees.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Although management believes that the conduct of Internet gaming related activities by MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The principal revenues of MTV is from collecting licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

As of June 30, 2007, the Company’s Canadian operations employed 33 people (June 30, 2006: 42) consisting of staff and management.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

At the Annual General Meeting of the Company’s shareholders which was held on June 22, 2007, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2006 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

Revenue

For the six month period ended June 30, 2007 the Company’s revenue from continuing operations increased to $1,044,791 as compared to $0 in the corresponding period of 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Expenses

For the six months ended June 30, 2007 operating expenses increased by approximately 17% to $2,276,103 as compared to $1,938,804 for the six months ended June 30, 2006.  Sales & Marketing decreased by approximately 19% to $229,890 as compared to $282,574 for the six months ended June 30, 2006.  General & Administrative increased by approximately 5% to 685,912 as compared to $656,162 for the six months ended June 30, 2006 and, Research Development and Support increased by approximately 36% to $1,360,301 as compared to $1,000,068 for the six months ended June 30, 2006 due to an increase in salaries as the Company further enhanced its multi-player gaming software by developing new games and features.  Stock-based compensation expense increased by approximately 423% to $436,582 as compared to $83,419 for the six months ended June 30, 2006.  Bank charges, interest and foreign exchange increased by approximately 491% to $348,303 from $58,970 for the six months ended June 30, 2006 due to fluctuations in foreign exchange rates.  The Company made a gain on settlement of debt of $142,105 (2006: $0) in respect to an advertising campaign.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for the six months ended June 30, 2007 of $2,001,934 was an improvement as compared to a loss of $2,419,988 during the corresponding period in 2006.  The lower loss was as a result of the second full quarter of revenue generated from the company’s Asian multi-player software.

Discontinued Operations

Earnings from discontinued operations of were $0 in 2007 as compared to $1,881,615 during the corresponding period in 2006.

Net Loss

During the six months ended June 30, 2007 the Company had a net loss of $(2,001,934) or $(0.02) per share (weighted average) as compared to a net loss of $(538,373) or $(0.006) per common share (weighted average) in the same period of 2006.  During the six months ended June 30, 2007, the Company’s weighted average number of common shares was 101,395,075 as compared to 97,203,825 for the same period in 2006.

Liquidity and Capital Resources

Total assets as at June 30, 2007 were $7,989,040 as compared to $9,617,355 as at December 31, 2006.  The Company’s total liabilities were $197,298 as compared to $478,642 at December 31, 2006.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  As at June 30, 2007 the Company is debt-free.

Cash and cash equivalents at June 30, 2007 were $6,979,220 as compared to $8,273,201 at December 31, 2006.

Accounts receivable at June 30, 2007, was $201,338 as compared to $425,611 at December 31, 2006.  One customer accounted for 61% of the accounts receivable for the six months ended June 30, 2007 as compared to one customer accounting for 79.5% as at December 31, 2006.  Due from related parties at June 30, 2007 was $0 as compared to $60 at December 31, 2006.  Prepaids and security deposits at June 30, 2007 were $15,000 as compared to $15,000 at December 31, 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Operating Activities

During the six months ended June 30, 2007 the Company used $1,493,502 of cash from operating activities as compared to $2,296,787 of cash from operating activities in the corresponding period of 2006.  The primary differences were: (i) a net loss of $2,001,934 in 2007 as compared to a net loss of $538,373 in 2006, (ii) use of cash from non-cash working capital of $55,992 in 2007 as compared to cash flow generated of $205,746 in 2006 (iii) increased stock-based compensation expense of $436,582 as compared to $83,419 in 2006.

Financing Activities

The Company generated $217,361 from financing activities in 2007, down from $2,577,003 in 2006.

Investing Activities

The Company used $17,840 for investing activities during the six months ended June 30, 2007 as compared to $473,972 in the corresponding period of 2006.  Proceeds from the sale of marketable securities were $0 during the six months ended June 30, 2007 as compared to $198,816 in the corresponding period of 2006.  Additions to software development decreased to $0 during the six months ended June 30, 2007 from $130,976 during the corresponding period of 2006.

Working Capital

For the six months ended June 30, 2007, the Company had a working capital of $6,998,260 as compared to a working capital of $8,235,230 as at December 31, 2006.

Capitalization

Although the Company has achieved initial success with its AMSP in order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expired on May 14, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

trading on the TSX, under the symbol LVH.WT.  The Company’s share purchase warrants expired and were de-listed from trading on the TSX at the close of business on May 14, 2007.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their respective expiry dates.

During the six month period ended June 30, 2007, the Company issued 1,716,500 common shares of the Company to employees and consultants as a result of exercising stock options at a weighted average exercise price $0.13 per common share for total proceeds to the Company of $218,355.  During the six month period ended June 30, 2007, a total of 2,419,000 stock options exercisable at a weighted average price of $0.27 per common share expired and 1,950,000 employee stock options exercisable at a weighted average price of $0.20 per common share were granted during the period.

During the six month period ended June 30, 2007 no warrants were issued however 25 warrants were exercised at $1.00 per common share for proceeds of $25 and 1,700,000 warrants with an exercise price of $0.25 per common share expired on January 7, 2007 and 6,242,725 warrants with an exercise price of $1.00 per common share expired on May 14, 2007.

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Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2007:

For the Quarterly Periods ended	June 30, 2007	March 31, 2007	December 31, 2006	September 31, 2006
Total Revenues	$126,428	1,001,734	748,425	0
Loss before other items	(1,671,364)	(472,675)	(1,024,734)	(1,325,935)
Loss per common share before other items	(0.016)	(0.005)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income / (loss) for the period	(1,641,628)	(360,306)	(3,028,766)	(1,026,289)
Basic net earnings (loss) per share	(0.016)	(0.004)	(0.03)	(0.01)
Diluted net earnings (loss) per share	**n/a	**n/a	**n/a	**n/a

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Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

For the Quarterly Periods ended	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total Revenues	$0	0	0	0
Income (loss) before other items	(1,303,283)	(1,075,578)	(829,503)	780,063
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income (loss) for the period	(853,501)	315,128	(177,218)	515,857
Basic net earnings (loss) per share	(0.009)	0.003	(0.002)	0.006
Diluted net earnings (loss) per share	**n/a	0.003	**n/a	0.004

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Second Quarter, (June 30, 2007)

During the three month [Second quarter] period ended June 30, 2007, the Company had a net loss of $(1,641,628) or $(0.02) per share as compared to a net loss of $(853,501) or $0.01 per share in the same three month [Second quarter] period of 2006.  Total revenues were $126,428 (2006:$0) as a result of the reclassification of the APG operations to discontinued operations.  The Company actually generated $481,050 revenues in Q2 but $354,622 of that amount was waived in favour to a Licensee as a special one-time goodwill marketing rebate due to operational downtime because of software upgrades.  Operating costs have increased slightly to $1,158,669 as compared to $1,066,461 for the same period in 2006 reflecting an increase in the Company’s activities.  Costs relating to Research, Development and Support mainly contributed to the increase.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

US legislative risk

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees. On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its licensed operating former subsidiary, APG, would cease taking deposits from U.S. based players as of October 13, 2006.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a major portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company currently generates revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Zab received 40%.  On May 5, 2006, Zab  sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Zab, were restricted from trading until May 1, 2007.  As a result of this sale, Zab will no longer receive any revenues from the Company with respect to the three card games software.  For the six month period ended June 30, 2007, the Company has paid to Zab $0 (2006: $219,160).

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

For the six month period ended June 30, 2007, Kalpakian Bros. of B.C. Ltd. was paid $180,000. (2006: $180,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of June 30, 2007, an amount of $0 is due from a Director compared to $60 as at December 31, 2006.

Effective as of March 1, 2007, the Company charges $1,500 plus G.S.T. per month, in respect to rent and office expenses, to Zab Resources Inc., Colt Resources Inc., Mountain Capital Inc., and Touchdown Capital Inc., all of which are related companies to LVFH.

Critical Accounting Policies and Changes in Accounting Policies

These items are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at August 29, 2007	102,060,795	Nil	N/A	N/A
Stock Options	11,692,500	Nil	0.12 to 0.38	September 13/07 - August 27/10
Fully Diluted as at August 29, 2007	113,753,295	Nil	N/A	N/A

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2007

Off-balance sheet arrangements

The Company has not entered into any off-balance sheet arrangements as of the date of this MD&A.

Financial instruments

The Company does not use financial derivatives.

Disclosure over Internal Controls

There have been no significant changes to the Company’s internal control environment during the six months ended June 30, 2007 that would have materially affected the Company’s internal controls over financial reporting.

Subsequent Events

Subsequent to June 30, 2007, a total of 235,00 employee stock options were exercised at a price of $0.12 per share for total proceeds to the Company of $28,200;  510,000 employee stock options with an exercise price of $0.12 per share and 30,000 employee stock options with an exercise price of $0.18 per share expired; and 1,000,000 stock options were granted with exercise prices between $0.18 and $0.205 per share consisting of the following: - 325,000 stock options with an exercise price of $0.205 per share; 565,000 stock options with an exercise price of $0.20 per share, 80,000 stock options with an exercise price of $0.185 per share and 30,000 stock options were granted with an exercise price of $0.18 per share.)

Effective as of August 1, 2007, the Company has increased the monthly fee charged to Colt Resources Inc. (“Colt”), a related party, to $10,000 plus G.S.T per month for rent and office services.

Subsequent to June 30, 2007, and pursuant to the Company’s Normal Course Issuer Bid, the Company has returned to treasury 125,000 common shares which were purchased at an average price of $0.175 per share.

2007 Outlook

Due to the passing of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”) and the resulting sale by the Company of its Action Poker Network, the Company no longer has any gaming interests in the North American Market.

The sale of APG and associated properties has allowed the Company to streamline its operations and focus on building upon its Asian Multiplayer Software Platform (“AMSP”) which is generating revenues.

Going forward, the Company will continue to concentrate on the further development of its software by adding new games and features, and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties. Furthermore, the Company is reviewing its strategic options with the object of maximizing the potential for its own “play for fun” website www.178pai.com.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2007 (and up to August 29, 2007)